UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

MOGULREIT I, LLC

(Exact name of issue as specified in its charter)

Delaware	32‑0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks.  You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment.  The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.  Some statements in this semiannual report constitute forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report.    Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets.  The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT I, LLC, unless the context indicates otherwise.  We are externally managed by RM Adviser, LLC, (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and a wholly-owned subsidiary of RM Sponsor, LLC (our “Sponsor”).  Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Our affiliate, RM Technologies, LLC operates an online investment platform, www.realtymogul.com.  We currently are offering, pursuant to Regulation A of the Securities Act, up to $50,000,000 in our common shares, including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in our Company (the “Offering”) and such shares are being offered exclusively through the aforementioned platform.  We commenced operations on August 15, 2016, upon receiving qualification of the Offering from the SEC.

Pursuant to the Offering, we are offering and will continue to offer up to $50,000,000 in our common shares.  As of June 30, 2018, we had raised total gross offering proceeds of approximately $38.9 million from settled subscriptions and issued an aggregate of 3,895,411 common shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500.  Assuming the settlement of all subscriptions received as of June 30, 2018, 1,104,589 of our common shares remained available for sale pursuant to the Offering.  We intend to use substantially all of the net proceeds from the Offering (after payment and reimbursement of Offering expenses, and related administrative fees) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

Results of Operations

On August 12, 2016, our Offering was qualified by the SEC and we commenced operations on August 15, 2016. Our financial statements are presented for the six months ended June 30, 2018, resulting in approximately $1.4 million of net income which was primarily attributable to interest and preferred return income less asset management and general and administrative expenses over the operating period.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from interest income and preferred return income on our investments, which we receive monthly in arrears. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes.  All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Revenue

For the six months ended June 30, 2018, we had revenues of approximately $1.7 million compared to revenues of approximately $647,000 for the six months ended June 30, 2017.  The increase in net income over the comparable prior period was due to an increase in interest income given the higher investment balance during the operating period.

Expenses

For the six months ended June 30, 2018, we incurred expenses of approximately $336,000, which includes asset management, and general and administrative expenses associated with running our business.  For the six months ended June 30, 2017, we incurred expenses of approximately $343,000, which includes asset management, and general and administrative expenses associated with running our business.

Distributions

We are under no obligation to make distributions at this time, but we have in the past and expect in the future, to declare and pay monthly distributions.  Our investors generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30, 2016.  Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through June 30, 2018, as shown in the table below:

Record Date	Date of Declaration	Payment Date (1)	Cash Distribution Amount per Share	Annualized Yield
09/30/16	09/27/16	10/14/16	$0.1000	8.0	%(2)
11/30/16	11/23/16	12/14/16	$0.1333	8.0	%(2)
12/31/16	11/23/16	01/16/17	$0.0667	8.0	%(2)
01/31/17	01/04/17	02/17/17	$0.0667	8.0	%(2)
02/28/17	02/02/17	03/15/17	$0.0667	8.0	%(2)
03/31/17	03/07/17	04/14/17	$0.0667	8.0	%(2)
04/30/17	03/31/17	05/15/17	$0.0667	8.0	%(2)
05/31/17	05/12/17	06/15/17	$0.0667	8.0	%(2)
06/30/17	06/12/17	07/14/17	$0.0667	8.0	%(2)
07/31/17	07/05/17	08/15/17	$0.0667	8.0	%(2)
08/31/17	07/19/17	09/15/17	$0.0667	8.0	%(2)
09/30/17	09/19/17	10/15/17	$0.0667	8.0	%(2)
10/31/17	10/16/17	11/14/17	$0.0653	8.0	%(3)
11/30/17	11/15/17	12/14/17	$0.0653	8.0	%(4)
12/31/17	12/19/17	1/12/18	$0.0653	8.0	%(4)
1/31/18	1/30/18	2/15/18	$0.0655	8.0	%(5)
2/28/18	2/23/18	3/14/18	$0.0655	8.0	%(5)
3/31/18	3/21/18	4/16/18	$0.0655	8.0	%(5)
4/30/18	04/02/18	5/15/18	$0.0655	8.0	%(5)
5/31/18	5/22/18	6/14/18	$0.0653	8.0	%(4)
6/30/18	6/19/18	7/13/18	$0.0653	8.0	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price.
(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.80 per share purchase price.
(4)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.80 per share NAV and an annual yield of approximately 7.84% assuming a $10.00 per share purchase price.

(5)

Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.82 per share NAV and an annual yield of approximately 7.86% assuming a $10.00 per share purchase price.

For the six months ended June 30, 2018, we have made cash distributions to our shareholders totaling approximately $1.4 million. Our distributions for the six months ended June 30, 2018, including shares issued pursuant to our distribution reinvestment plan, were fully funded by cash flows from operations.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses.  Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations.  We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations primarily from the proceeds of our Offering and from any undistributed funds from our operations.  As of June 30, 2018, there were 15 assets in MogulREIT I, we had approximately $34.5 million in capital investments, and had approximately $3.1 million in cash.  We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

If we are unable to fully raise $50 million from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses.  Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Borrowings

For further details, please see “Note 4 – Borrowings” in Item 3 “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended, June 30, 2018 (in thousands):

For the sixth months ended June 30, 2018
Operating activities:	$1,442
Investing activities:	(8,980)
Financing activities:	5,589
Net change in cash and cash equivalents	(1,949)
Cash and cash equivalents, beginning of period	5,088
Cash and cash equivalents, end of period	$3,139

Net cash flow provided by operating activities was approximately $1.4 million related to interest income and preferred return income generated from our new investments.

Net cash used in investing activities was approximately $9 million related to the acquisition of our new investments during the six months ended June 30, 2018, offset by the sale of one of our assets, along with scheduled repayments.

Net cash provided by financing activities was approximately $5.6 million related to proceeds from the issuance of common shares pursuant to the Offering, net of distributions paid and repayments to our Manager for deferred offering costs.

Outlook and Recent Trends

We continue to believe that the near and intermediate-term market for investment in commercial real estate debt securities, commercial real estate-related equity securities and other real estate related assets remains compelling from a risk-return perspective.  Given the prospect of moderate growth for the economy, we favor a strategy that targets senior and mezzanine debt to maximize current income, with significant subordinate capital and downside structural protections, and equity securities to share the upside of asset appreciation with our shareholders.  Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, enables us to quickly take advantage of opportunities created by market changes.  We believe that our investment strategy, combined with the expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and structural features.

GDP GROWTH

We believe one important indicator of economic health is the real gross domestic product (“GDP”) growth rate as a positive growth rate indicates an expanding economy. As depicted in the chart below from the U.S. Bureau of Economic Analysis, GDP growth in the second quarter of 2018 reached its highest rate in approximately four years and has averaged over 2% since 2010.

EMPLOYMENT GROWTH

Job growth has also remained strong, and unemployment rates are at their lowest levels in a decade, ending the second quarter of 2018 at 4.0%. We believe that this is one of the most important macroeconomic indicators for real estate.

Civilian unemployment rate, seasonally adjusted

Total
Men, 20 years and over
Women, 20 years and over
16 to 19 years old
White
Black or African American
Asian
Hispanic or Latino
Percent
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
July 1998
July 2000
July 2002
July 2004
July 2006
July 2008
July 2010
July 2012
July 2014
July 2016
July 2018

Note: Shaded area represents recession, as determined by the National Bureau of Economic Research.
Persons whose ethnicity is identified as Hispanic or Latino may be of any race.
Source: U.S. Bureau of Labor Statistics.

RISK MITIGATION

While the real GDP growth and unemployment metrics are strong, there are certain macroeconomic indicators that we are consistently monitoring for the purposes of risk mitigation. Firstly, although employment growth is positive, wage growth has remained static. As a result, we believe that consumers may not be capturing the full benefit of the growing economy.

12-month percent change in real average hourly and weekly earnings for private sector employees, June 2008 to June 2018, seasonally adjusted

All employees, average hourly earnings
All employees, average weekly earnings
Production and nonsupervisory employees, average hourly earnings
Production and nonsupervisory employees, average weekly earnings
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
2008
2010
2012
2014
2016
2018

Source: U.S. Bureau of Labor Statistics.

Further, one of the drawbacks of high real GDP growth may be an increase in inflation, which would partially erase gains as the dollar becomes less valuable. The U.S. Bureau of Labor Statistics’ Consumer Price Index, or CPI, measures the price changes in consumer goods and services. As indicated in the chart to the right, CPI has been steadily increasing since June 2014.

POTENTIAL CONSEQUENCES OF CONTINUED GROWTH

Though a high GDP and rising CPI indicate an expanding economy, there may be other consequences if such growth becomes unmanageable. In order to curb excessive inflation, the Federal Reserve may raise interest rates, which would decrease the money supply and encourage saving rather than spending. The Federal Reserve raised rates three times in 2017 and twice in 2018.

From a capital markets perspective as it relates to MogulREIT I investments, a rising interest rate environment means that future borrowing may be more expensive. As a result, borrowers may look to refinance loans sooner if they believe that interest rates will continue to rise. We believe that this demand can create opportunities for additional lending in the near-term.

Furthermore, although small-cap commercial real estate prices dipped for the third month in a row, according to Boxwood Means, they are still higher than any time since March 2008.

EFFECTS ON CAP RATE

In a rising interest rate environment, one might expect to see capitalization (“cap”) rates rise with interest rates as valuations decrease due to the increased financing costs; however, as interest rates have risen over the past two years, cap rates have decreased. According to CBRE’s Cap Rate Survey for the first half of 2018, cap rates have decreased year-over-year for all sectors aside from retail and suburban office despite a narrowing spread against the 10-year treasury.

Cap rates have continued to fall leading to higher valuations. Despite this sentiment, we believe that MogulREIT I can differentiate itself as an investment vehicle as we rely on our stringent underwriting and pipeline of investments generated by our proprietary technology to continue to source deals that we believe are in the best interests of our investors.

SUB-REGION SPOTLIGHT

Four of the most recent six investments originated by MogulREIT I have been for properties located in the Pacific sub-region, specifically Corona Marketplace, 378 Moss Street, 2395 29th Avenue and 1450 - 1460 South Harbor Boulevard.

PROPERTY	DATE	ASSET TYPE	PRODUCT	CITY	STATE	TERM	INTEREST RATE	BALANCE AT ORIGINATION	% OF REIT
Corona Marketplace	8/17/17	Retail	Mezz Debt	Corona	CA	84 mo.	14%	$3,549,300	10.3%
378 Moss Street	11/15/17	Multifamily	Debt	Chula Vista	CA	24 mo.	8.5%	$3,575,000	10.4%
2395 29th Ave	2/16/18	Multifamily	Debt	San Francisco	CA	36 mo.	8%	$4,750,000	13.8%
1450-1460 S Harbor Blvd	3/16/18	Retail	Pref Equity	La Habra	CA	24 mo.	14%	$1,900,000	5.5%
							10.5%	$13,774,300	39.9%

Through June 30, 2018, overall investment volume where these assets are located, Greater Los Angeles, San Francisco Bay Area and San Diego, is the second, third and thirteenth greatest in the nation respectively. Justifying the investment volume, NCREIF Property Index reported a 9.61% return for properties in this sub-region over the past year, composed of 4.97% asset appreciation and 4.47% income. The appreciation percentage is 2.6% higher than the next highest sub-region.

In addition to strong returns overall, properties located in the Pacific sub-region also outperformed other sub- regions when analyzed by individual asset type, specifically retail and multifamily. For the retail assets, neighborhood centers in the Pacific sub- region have averaged 7.3% return over the past year period, 0.4% more than the next highest sub-region. Community centers located in the Pacific sub-region have averaged 5.9% returns, trailing only the Southeast and Mideast sub-regions.

Similarly, Pacific multifamily properties have also excelled relative to other sub-regions. Garden-style apartments have averaged 10.5% returns over the past year, trailing only the Mountain sub- region. Low-rise apartment communities have averaged 7.5% returns over the past year, the highest in the nation.

As we seek optimal risk-adjusted returns for our investors, the strong metrics in the Pacific sub-region have guided our investment strategy. While we are not limited to investments in this location, we are encouraged by the continued strong sub-region metrics since these investments were acquired as justification for our investment methodology.

Critical Accounting Policies

The preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”) requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry.  We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 5 ─ Related Party Arrangements” in Item 3 “Financial Statements” below.

Item 2.Other Information

None.

Item 3. Financial Statements

MogulREIT I, LLC

MogulREIT I, LLC

Consolidated Balance Sheets

As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	6/30/2018	12/31/2017
ASSETS
Cash and cash equivalents	$3,139	$5,088
Shareholder funds receivable	105	233
Real estate debt and preferred equity investments	34,502	25,558
Deferred offering costs, net of accumulated amortization of $1,077 and $622	148	387
Interest receivable	279	211
Other receivables	-	239
Prepaid expenses and other assets	35	4

Total Assets	$38,208	$31,720

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$66	$124
Deferred offering costs payable	100	1,009
Distributions payable	255	201
Asset management fee payable	31	108

Total liabilities	452	1,442

Members' Equity
Common shares, $10 per share; unlimited shares authorized; 3,892,319 and
3,084,308 shares issued and outstanding as of 6/30/18 & 12/31/17,
respectively, net of offering costs	37,675	30,204
Retained earnings	81	74

Total Members' Equity	37,756	30,278

Total Liabilities and Members' Equity	$38,208	$31,720

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Consolidated Statements of Operations

For the Six-Months Ended June 30, 2018 (unaudited) and June 30, 2017 (unaudited)

(Amounts in thousands)

	For the six	For the six
	months ended	months ended
	6/30/2018	6/30/2017
Interest Income
Interest and preferred return income	$1,735	$647
Interest expense	-	(16)
Net interest and preferred return income	1,735	631

Expenses
Asset management fees	174	56
General and administrative expenses	163	287
Other expenses (income)	(1)	-
Total expenses	336	343

Net income	$1,399	$288

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Consolidated Statement of Members’ Equity

For the Six Months Ended June 30, 2018 (unaudited)

(Amounts in thousands, except share and per share data)

	Shares	Amount	Retained Earnings	Total

Balance at January 1, 2018	3,084,308	$30,204	$74	$30,278
Proceeds from issuance of common shares	800,603	7,851	—	7,851
Shareholder funds receivable	10,500	105	—	105
Amortization of deferred offering costs	—	(455)	—	(455)
Repurchase of common shares	(3,092)	(30)	—	(30)
Distributions declared on common shares	—	—	(1,392)	(1,392)
Net income			1,399	1,399
Balance at June 30, 2018	3,892,319	$37,675	$81	$37,756

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2018 (unaudited) and June 30, 2017 (unaudited)

(Amounts in thousands)

	For the six	For the six
	months ended	months ended
	6/30/2018	6/30/2017
OPERATING ACTIVITIES:
Net income	$1,399	$288
Adjustments to reconcile net income to net cash provided by operating activities
Net change in interest receivable	(68)	(45)
Net change in accounts payable and accrued expenses	(57)	158
Net change in asset management fee payable	(75)
Net change in prepaid expenses	5
Net change in other receivables	238	23
Net cash provided by operating activities	1,442	424
INVESTING ACTIVITIES:
Investment in debt related investments	(10,625)	(14,486)
Repayment of debt related investments	1,681	4,213
Increase in capitalized costs	(36)
Net cash used in investing activities	(8,980)	(10,273)
FINANCING ACTIVITIES:
Deferred offering costs paid	(1,125)	(12)
Proceeds from the issuance of common shares	8,083	12,580
Payment of cash distributions	(1,339)	(371)
Repurchase of common shares	(30)	-
Proceeds from the issuance of debt	300	7,400
Repayment of debt	(300)	(9,107)
Net cash provided by financing activities	5,589	10,490

Net change in cash and cash equivalents	(1,949)	641

Cash and cash equivalents, beginning of period	5,088	250
Cash and cash equivalents, end of period	$3,139	$891

Noncash financing activities
Shareholder funds receivable	$128	$(109)
Distributions declared but not paid	$54	$85
Deferred offering costs included in accounts payable	$(910)	$(50)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

Note 1 - Organization and nature of operation

The consolidated financial statements include MogulREIT I, LLC and its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. RM83, a Delaware limited liability company, organized in June 2017, is a special purpose entity that holds, directly or indirectly, investments in real estate related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semi-annual report refer to MogulREIT I, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the year ending December 31, 2018.  We hold substantially all of our assets directly, and as of the date of these financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2018. The Offering was declared to be qualified by the SEC on August 12, 2016. As of June 30, 2018, the Company has issued 3,892,319 shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of significant accounting policies

Basis of Presentation

The accompanying consolidated balance sheets, statements of operations,  statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 30, 2018.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported consolidated statements of operations.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2018 and December 31, 2017, there was approximately $105,000 and $233,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2018 and December 31, 2017, respectively. Shareholder funds receivable are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ deficit. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.  The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company was not required to reimburse any organizational and offering costs before December 31, 2017.

As of June 30, 2018 and December 31, 2017, the Manager had incurred offering costs of $1,224,631 and $1,009,410, respectively, on behalf of the Company, including the full amount of legal fees of $250,000. As of June 30, 2018 and December 31, 2017,  $1,076,938 and $622,310, respectively, of offering costs had been amortized and were

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

included in the statement of members’ equity.  Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of June 30, 2018, we did not hold any investments in entities which are considered to be VIEs.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2018 and December 31, 2017, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in fifteen debt related investments as of June 30, 2018. The following table describes our debt related investment activity for the period January 1, 2018 through June 30, 2018:

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

As of June 30, 2018
Investments in Debt:	(amounts in thousands)
Balance at beginning of period	$25,558
Investments	10,625
Principal repayments	(1,681)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of June 30, 2018	$34,502

Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2018.

For the six months ended June 30, 2018, and for the year ended  December 31, 2017, $1,392,561 and $1,496,283, respectively, in distributions have been made to shareholders, which were classified for tax purposes as ordinary income. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2018, no amortization of premium, discount, or origination costs or fees have been recognized.

Note 3 – Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of June 30, 2018:

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

Asset Type	Number	Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by investment type
Mezzanine Loan	4	$10,374	$10,374	11.34%	29.13%
Preferred Equity	8	15,411	14,302	11.81%	43.28%
Subordinated Debt	1	1,500	1,500	14.00%	4.21%
Senior Debt	2	8,325	8,325	8.21%	23.38%
Balance as of June 30, 2018	15	$35,610	$34,502	10.92%	100.00%*

The following table presents the Company’s investments in real estate assets, as of December 31, 2017:

Asset Type	Number	Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by investment type
Mezzanine Loan	4	$10,374	$10,374	11.34%	39.39%
Preferred Equity	5	9,536	8,759	11.89%	36.21%
Subordinated Debt	2	2,850	2,850	12.93%	10.82%
Senior Debt	1	3,575	3,575	8.50%	13.58%
Balance as of December 31, 2017	12	$26,335	$25,558	11.33%	100.00%*

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2018 and December 31, 2017, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Borrowings

During the period from January 1, 2018 to June 30, 2018, the Company entered into an unsecured promissory note on April 23, 2018 in the amount of $300,000 at an interest rate of 3.88% with an affiliate of the Manager.  The proceeds from the loan were used to finance the purchase of an investment.  The loan was fully repaid on April 30, 2018, along with $223 in accrued interest.

During the period from January 1, 2017 to June 30, 2017, the Company entered into unsecured promissory notes on (i) January 11, 2017 in the amount of $1,450,128 at an interest rate of 0.71%, (ii) February 17, 2017 in the amount of $3,400,000 at an interest rate of 3.75%, (iii) March 22, 2017 in the amount of $2,300,000 at an interest rate of 4.00%, and (iv) June 20, 2017 in the amount of $250,000 at an interest rate of 4.25%, for an aggregate total of approximately $7.4 million with Realty Mogul, Co., an affiliate of the Manager.  The proceeds from the loan were used together with funds raised from the sale of our common shares, to purchase a portion of the Company’s assets.  During the six months ended June 30, 2017, the Company used proceeds from the issuance of common shares to repay the entire balance to Realty Mogul, Co.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

 Note 5 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day affairs and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with managing the Company’s affairs, including the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See “Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.”

As of June 30, 2018 and December 31, 2017, the Company owed its Manager $99,680 and $1,009,410, respectively, in deferred offering costs. As of June 30, 2018 and December 31, 2017, $1,076,938 and $622,310, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a monthly asset management fee equal to an annualized rate of 1.00%, which, through September 30, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our Net Asset Value (“NAV”) at the end of each prior quarter. During the six months ended June 30, 2018 and the six months ended June 30, 2017, $173,658 and $56,272, respectively, was charged by the Manager. As of June 30, 2018 and December 31, 2017, $31,233 and $107,648, respectively, of asset management fees remained payable.

Realty Mogul, Co. and Realty Mogul Commercial Capital, Co.

The Company will pay either Realty Mogul, Co. or Realty Mogul Commercial Capital, Co, (either of which may be referred to as RM Originator) a servicing fee of 0.50% of the principal balance and accrued interest of each loan for the servicing and administration of certain loans held by the Company. Each RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans held by the Company, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by the Company. In addition, an initial set-up fee for each loan will be paid to an RM Originator for each loan it services.  During the six months ended June 30, 2018 and the six months ended June 30, 2017, $51,589 and $17,322, respectively, was charged by the Manager. As of June 30, 2018 and December 31, 2017, $8,885 and $34,253, respectively, remained payable and are included in accounts payable and accrued expenses.

The Company will also pay RM Originator a special servicing fee for any non-performing asset equal to an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Originator. As of June 30, 2018 and December 31 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

Realty Mogul, Co.

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms.  Our LLC Agreement authorizes us to enter into related party loans.  Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative.  All other related party loans would require prior approval from an independent representative.  However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See “Note 4  ─ Borrowings.”

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 250 common shares as of June 30, 2018 and December 31, 2017.

Executive Officers of our Manager

As of the date of these financial statements, the executive officers of the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	31	Chief Executive Officer and Secretary
Justin Hughes	36	Senior Managing Director
Elizabeth Braman	44	Senior Managing Director
Karen Fleck	35	Chief Financial Officer, Vice President and Treasurer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception.

Justin Hughes has served as Senior Managing Director of our Manager since its inception.

Elizabeth Braman has served as Senior Managing Director of our Manager since its inception.

Karen Fleck has served as Chief Financial Officer, Vice President and Treasurer of our Manager since its inception.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2018

(unaudited)

Legal Proceedings

As of June 30,  2018, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 - Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 21, 2018 (the date the financial statements were available to be issued) and determined that the Company has the following material subsequent events that required disclosure in the notes to the financial statements.

Distributions Declared

From July 1, 2018 through September 21, 2018, we declared and paid distributions of $533,988.

Item 4.Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Amended and Restated Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2

Form of Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (Incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on March 8, 2017).
6.1	Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2

Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.3	Form of License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Form of Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5

Form of Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.6

Form of Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (Incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7

Investment Sub-Management Agreement among Mogul REIT I, LLC and RM Adviser, LLC and American Assets Capital Advisers, LLC (Incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on August 12, 2016)

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 28, 2018.

MOGULREIT I, LLC

By: RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of RM Adviser, LLC
/s/ Jilliene Helman		September 28, 2018
Jilliene Helman	(Principal Executive Officer)

Chief Financial Officer of RM Adviser, LLC
/s/ Karen Fleck		September 28, 2018
Karen Fleck	(Principal Financial Officer and Principal Accounting Officer)